UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33714 / December 13, 2019

_____

In the Matter of

AMG Pantheon Master Fund, LLC
AMG Pantheon Subsidiary Fund, LLC
Pantheon Ventures (US) LP
Pantheon Ventures (UK) LLP
Pantheon Asia Fund VI, L.P.
Pantheon Emerging Asia Fund VI, L.P.
Pantheon Emerging Markets Fund (Ex-Asia), L.P.
Pantheon Global Infrastructure Fund II, L.P.
Pantheon Global Secondary Fund IV, L.P.
Pantheon Global Secondary Fund V, L.P.
Pantheon USA Fund VIII, L.P.
Pantheon USA Fund IX, L.P.
Pantheon USA Small Funds Program IX, L.P.
Pantheon Global Co-Investment Opportunities Fund II, L.P.
Pantheon Global Co-Investment Opportunities Fund III, L.P.
Pantheon Access (US), L.P.
Pantheon Access (ERISA), L.P.
Pantheon Multi-Strategy Program 2014 (US), L.P.
Pantheon Multi-Strategy Program 2014 (ERISA), L.P.
BVK Private Equity 2011, L.P.
BVK Private Equity 2014, L.P.
Industriens Vintage Infrastructure, L.P.
Industriens Vintage Infrastructure II, L.P.
Pantheon Global Secondary Fund IV OPERS, L.P.
Pantheon Global GT Fund, L.P.
Pantheon Global HO Fund, L.P.
Pantheon Global Secondary Fund IV KSA, L.P.
Pantheon Global Real Assets GT Fund, L.P.
Pantheon Global Real Assets HO Fund, L.P.
Global Infrastructure 2015-K, L.P.
Pantheon Global Infrastructure Fund II NPS, L.P.
Pantheon Global Infrastructure Fund III NPS, L.P.
Psagot-Pantheon 1, L.P.
Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets
Fund, LLC
KFH Strategic Private Investments, L.P.
KGT Strategic Private Investments, L.P.

Pantheon Real Assets Opportunities Fund, L.P.
Pantheon/VA NRP, LP
Pantheon Global Infrastructure EUR Investments Unit Trust
Pantheon Global Infrastructure USD Investments Unit Trust
Pantheon Global Infrastructure Investments Fund (Cayman) LP
PGIF III Co-mingled Fund, L.P.
VA – Pantheon Infrastructure II, LP
Pantheon G Infrastructure Opportunities LP
Amalienborg Vintage Infrastructure K/S
Global Infrastructure 2015-K Holdings, L.P.
Pantheon Global Co-Investment Opportunities Fund, L.P.
Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P.
Pantheon Global Secondary Holdings, L.P.
Pantheon Global Secondary Holdings II, L.P.
Pantheon GT Holdings, L.P.
Pantheon HO Holdings, L.P.
SCERS SIRF (Holdings), LLC
Pantheon Multi-Strategy Primary Program 2014, L.P.
Pantheon Multi-Strategy Secondary Program 2014, L.P.
Pantheon Multi-Strategy Co-Investment Program 2014, L.P.
Pantheon Access Primary Program, L.P.
Pantheon Access Secondary Program, L.P.
Pantheon Access Co-Investment Program, L.P.
Pantheon Strategic Investments A, L.P.
Pantheon G Infrastructure Holdings LP
BVK Private Equity 2018, L.P.
Lincoln Brook Opportunities Fund, L.P.
Pantheon Global Infrastructure Fund II (Luxembourg) SCSP
Pantheon Access (Luxembourg) SLP SICAV SIF
Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF
PGCO IV Co-Mingled Fund SCSP
ASGA Global Infrastructure L.P.
CPEG-Pantheon Infrastructure L.P.
Solutio Premium Private Equity VI Master SCSP
Solutio Premium Private Equity VII Master SCSP
Solutio Premium Private Debt I SCSP
Pantheon Global Secondary Fund VI SCSP

600 Steamboat Road, Suite 300
Greenwich, CT 06830

(812-14626-01)

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

AMG Pantheon Master Fund, LLC, <u>et al.</u> filed an application on March 15, 2016, and amendments to the application on December 29, 2017, December 27, 2018, September 5, 2019 and October 30, 2019, requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain closed-end management investment companies (the "Registered Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On November 18, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33687). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Registered Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by AMG Pantheon Master Fund, <u>et al.</u> (File No. 812-14626-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary